

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 23, 2015

Via E-mail
Gerald B. Hammack
President and Chief Executive Officer
Valmie Resources, Inc.
1001 S. Dairy Ashford Road, Suite 100
Houston, Texas 77077

Re: Valmie Resources, Inc.
Registration Statement on Form S-1
Filed December 8, 2015
File No. 333-206727

Dear Mr. Hammack:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2015 letter.

General

1. We note your response to comment one. Please explain to us how the shares that make up the difference between the shares held by non-affiliates (63,879,270) and those held in street name (59,040,000) are held (4,839,270).

Prospectus Summary – Business Strategy, page 3

2. We note your response to comment 2. Please revise to provide additional disclosure regarding the trademark and service mark opportunities you intend to protect.

The Equity Investment Agreement and Registration Rights Agreement, page 7

3. We note your statement that "[a]lthough we anticipate receiving the entire $2.5 million in financing, based on recent trading prices and the number of shares …." Please advise us of the basis for your anticipation of receiving the entire $2.5 million in financing. We note that as of December 4, 2015 your shares traded at $0.1701 per share. We may have further comment.

4. We note your statement that if you issued the 10,000,000 shares it would represent "14.5% of our public float, based on 64,092,035 issued and outstanding shares as at December 7, 2015, plus the 10,000,000 shares that could be issued to Tuverga." It appears to us that the 10,000,000 shares would represent approximately 16.8% of your public float as determined by the shares held by non-affiliate stockholders of 63,879,270. Your public float would not include the 10,000,000 shares that could be issued to Tuverga. Please revise or advise.

Business Description, page 13

Our Corporate History and Background, page 14

5. We note your response to comment 7. Please revise to disclose with specificity all the consulting services to be provided under the contract and whether Constant Consulting Corp. has any relationship with you, your officers and directors, or shareholders other than with regard to the consulting agreement.

AIMD Platform: Autonomous Intelligence for Mobilized Devices, page 15

6. We note your response to comment 10 with regard to how your product differs from your competitors. Please revise the disclosure so that a layperson can understand it.

Dilution, page 24

7. Please provide us with your calculations of "Net tangible book value after giving effect to the Offering", "Increase in net tangible book value per share attributable to cash payments made by new investors" and "Per share dilution to new investors" at August 31, 2015 under all scenarios described in your filing.

Financial Statements
Note 3. Acquisition of Vertitek Inc., page F-5

8. We note the revisions to your disclosure in response to prior comment 25. According to your disclosure on page 15, it appears that you identified Vertitek's assets including all intellectual property, trade name, trade secrets, trademarks, personnel contracts, website domain and content, strategic partnerships, manuals, licenses and all other confidential

information related to the V-1 Drone℠ and other technologies under development by Vertitek. Please explain to us how you evaluated these intangible assets in accordance with the ASC 805-20-25 and 805-20-55 guidance and tell us the fair value you assigned to each of these intangible assets. Please disclose any intangible assets that did not qualify for separate recognition in accordance with ASC 805-30-50-1 and provide more robust disclosure of the factors that make-up the goodwill recognized.

9. We note your response to prior comment 26 that you will expand the disclosure in Note 3 to provide your accounting policy for goodwill impairment testing in accordance with ASC 350-20-35. Please refer us to the specific section under Note 3 in your Amendment No. 1 to the Form S-1 filed on December 8, 2015 where you provided such information. If this disclosure was not included in your filing, please revise your filing to provide such information.

Note 5. Capital Stock, page F-7

10. We note your disclosure revisions made in response to prior comment 27 and partially reissue such comment. It appears your Series "A" preferred stock has voting rights and preference in dividend participation. Please tell us whether these rights and preferences should be considered, in accordance with ASC 260-10-45, in computing the earnings per share as presented in your consolidated statements of operations.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Christopher Little, Esq.
     Bacchus Law Corporation